Mail Stop 6010
Via Facsimile and U.S. Mail

April 29, 2008

Mr. Martin J. Sullivan
President and Chief Executive Officer
American International Group, Inc.
70 Pine Street
New York, New York 10270

> **Re:** **American International Group, Inc.**
> **Form 10-K for fiscal year ended December 31, 2007**
> **File No. 1-8787**

Dear Mr. Sullivan:

We have reviewed your filing and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Capital Resources and Liquidity

Contractual Obligations, page 95

1. Please revise your table of contractual obligations to include estimated payment obligations associated with the underlying guarantees arising from your credit default swap activities.

Credit Derivatives, page 121

2. In 2007, you recognized an $11.5 billion unrealized market valuation loss related primarily to the multi-sector CDO component of your super senior credit default swap portfolio. You state that a modified version of the BET model was used to value the super senior credit default swaps, and that this model utilizes diversity scores, weighted average lives, recovery rates and discount rates, and that the most significant assumption is the pricing of the securities within the CDO collateral pools. You provide a sensitivity analysis with respect to the pricing of the securities within the CDO collateral pools, but not with respect to the other significant assumptions. Please expand your disclosure to provide sensitivity analysis that includes quantification of the impact on fair value of reasonably likely changes for each of the other key identified assumptions. Also, please revise to provide a discussion of the strengths and weaknesses of your modified BET model.

3. You disclose on page 124 that you believe that any realized losses relating to the super senior credit default swap obligations will not be material to your consolidated financial condition, but could be material to your results of operations for any individual reporting period. Please revise your disclosure to clarify the context of this statement in relation to the $11.5 billion loss recorded during the quarter ended December 31, 2007. Clarify whether your disclosure indicates that incremental realized losses beyond the previously recorded $11.5 billion of unrealized losses may be incurred, or should be interpreted to mean that when realized losses are incurred, all or a portion of the previously recorded unrealized losses will be reversed.

Note 1 – Summary of Significant Accounting Policies, page 138

4. You disclose that various out-of-period adjustments were recorded during 2007 and 2006. Please tell us:

- the material information that you are intending to communicate to investors about these out-of-period adjustments;
- what constitutes an out-of-period adjustment both in terms of its nature and materiality;
- why you recorded each adjustment in 2006 or 2007; and
- whether there are any other out-of-period adjustments recorded in your financial statements during the periods presented, and if so, why they are not included in this disclosure.

* * * *

Please respond to the comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Carlton Tartar, Accounting Branch Chief, at 202-551-3387, if you have questions regarding these comments. In this regard, do not hesitate to contact me, at 202-551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant